NEXTWAVE WIRELESS INC.
                             12670 HIGH BLUFF DRIVE
                           SAN DIEGO, CALIFORNIA 92130





                                                     November 26, 2007



VIA EDGAR AND FACSIMILE
-----------------------

Mr. Paul Fischer, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

                Re: NextWave Wireless Inc. - Registration Statement on Form S-3 (No. 333-146861)
                         -----------------------------------------------

Dear Mr. Fischer:

            We refer to the registration statement on Form S-3 (File No. 333-146861) (the "Registration Statement") of NextWave Wireless Inc. (the "Company"), relating to the registration of shares of its common stock, par value $0.001 per share.

            Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 9:00 a.m. (Eastern Time) on Wednesday, November 28, 2007, or as soon as practicable thereafter.

            The Company hereby acknowledges the following:

      1. Should the Securities and Exchange Commission (the "Commission") or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      2. The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


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      3.    The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, the Company hereby confirm to you that the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

            Please call Marita A. Makinen at (212) 310-8239 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

                                            Very truly yours,

                                           /s/  Frank A. Cassou

                                            Frank A. Cassou



cc:      Marita A. Makinen, Esq.
         Weil, Gotshal & Manges LLP